UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MEDIVATION, INC.

(Name of Subject Company)

MONTREAL, INC.

(Offeror)

PFIZER INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

58501N101

(CUSIP Number of Class of Securities)

Margaret M. Madden

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher Comeau

Paul Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,313,533,055.67	$1,441,372.78

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 165,980,981 shares (inclusive of shares that are subject to vesting or performance conditions granted by Medivation, Inc. (“Medivation”) pursuant to Medivation’s Amended and Restated 2004 Equity Incentive Award Plan) of common stock, par value $0.01 per share of Medivation multiplied by the offer price of $81.50 per share, (ii) 10,337,344 shares subject to issuance pursuant to granted and outstanding stock options (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $81.50 minus a weighted average exercise price of $26.0548), (iii) 929,200 shares covered by granted and outstanding stock appreciation rights (which is calculated by multiplying the number of shares underlying such stock appreciation rights by an amount equal to $81.50 minus a weighted average base price of $12.0864), (iv) 1,539,300 shares subject to issuance pursuant to granted and outstanding restricted stock units multiplied by the offer price of $81.50 per share, (v) 198,901 shares subject to issuance pursuant to granted and outstanding performance share units (assuming the satisfaction of all applicable performance goals at the maximum levels) multiplied by the offer price of $81.50 per share, and (vi) 83,000 shares estimated to be subject to outstanding purchase rights under Medivation’s 2013 Employee Stock Purchase Plan multiplied by the offer price of $81.50. The calculation of the filing fee is based on information provided by Medivation as of August 18, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Montreal, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), for all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Medivation, Inc., a Delaware corporation (“Medivation”), at a price of $81.50 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase, dated August 30, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Medivation, Inc.

525 Market Street, 36th Floor,

San Francisco, California 94105

(415) 543-3470

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Pfizer and Purchaser”)

SCHEDULE I — Information Relating to Pfizer and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Medivation”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Medivation”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Medivation”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Medivation”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Medivation”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Medivation”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Medivation”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Medivation”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Medivation”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Medivation”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Pfizer and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Medivation”)

SCHEDULE I — Information Relating to Pfizer and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Medivation”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a)	Financial Information. Not Applicable.

(b)	Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Medivation”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Medivation”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 30, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on August 30, 2016.

(a)(1)(G)	Press Release dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(H)	Tweet from August 22, 2016 by Pfizer Inc. (@Pfizer) (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

Exhibit No.	Description

(a)(1)(I)	Tweet from August 22, 2016 by Pfizer Inc. (@Pfizer_news) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(J)	Presentation for Investor/Analyst Conference Call, dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(K)	Transcript of Investor/Analyst Conference Call, dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 23, 2016).

(d)(1)	Agreement and Plan of Merger, dated as of August 20, 2016, by and among Pfizer Inc., Montreal, Inc. and Medivation, Inc. (incorporated by reference to Exhibit 2.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(d)(2)	Confidentiality Agreement, dated as of June 29, 2016, by and between Pfizer Inc. and Medivation, Inc.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2016

MONTREAL, INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	President and Treasurer

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	Senior Vice President, Worldwide Business Development

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 30, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on August 30, 2016.

(a)(1)(G)	Press Release dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(H)	Tweet from August 22, 2016 by Pfizer Inc. (@Pfizer) (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(I)	Tweet from August 22, 2016 by Pfizer Inc. (@Pfizer_news) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(J)	Presentation for Investor/Analyst Conference Call, dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(a)(1)(K)	Transcript of Investor/Analyst Conference Call, dated August 22, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 23, 2016).

(d)(1)	Agreement and Plan of Merger, dated as of August 20, 2016, by and among Pfizer Inc., Montreal, Inc. and Medivation, Inc. (incorporated by reference to Exhibit 2.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on August 22, 2016).

(d)(2)	Confidentiality Agreement, dated as of June 29, 2016, by and between Pfizer Inc. and Medivation, Inc.

(g)	None.

(h)	None.